                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K
                           REPORT OF FOREIGN ISSUERS
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 1998

                      Elsag Bailey Process Automation N.V.
                      ------------------------------------
                (Translation of registrant's name into English)


              Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol,
                                The Netherlands
                                ---------------
                    (Address of principal executive offices)


          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F].

          Form 20-F       X                   Form 40-F  _____________
                     ------------


          [Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes __________                 No      X
                                                  ---------

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.
                                             --------------


                             Exhibit Index:  Page 4

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Elsag Bailey Process Automation N.V., a Netherlands corporation (the "Company"), hereby furnishes the following documents pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

1. A press release of the Company dated October 14, 1998, announcing the signing of a definitive acquisition agreement with ABB Transportation Participations B.V. (the "Purchaser") to make a recommended cash tender offer for all outstanding shares of the Company.

     The following paragraphs or portions thereof of the above filed press release shall be deemed to be incorporated by reference in the Company's Prospectus dated June 28, 1996, included in its Registration Statement No. 333-4770 and to be a part thereof from the date hereof:

               the first through third (1/st/ - 3/rd/) paragraphs.

2. Acquisition Agreement, dated as of October 14, 1998, by and between the Company and the Purchaser regarding a recommended cash tender offer for all outstanding shares of the Company.

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                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ELSAG BAILEY PROCESS AUTOMATION N.V.


                                         By: /s/Vincenzo Cannatelli
                                             ---------------------------------
                                             Name:  Vincenzo Cannatelli
                                             Title: Managing Director and
                                                    Chief Executive Officer






Date:  October 20, 1998

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                                 EXHIBIT INDEX
                                 -------------
                                                                    Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------
EXHIBIT 1 - A press release of the Company dated October 14, 1998, announcing the signing of a definitive acquisition agreement with the Purchaser to make a recommended cash tender offer for all outstanding shares of the Company.

EXHIBIT 2 - Acquisition Agreement dated as of October 14, 1998, by and between the Company and the Purchaser.